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                             August 6, 2021

       Andrew Forbes
       Chief Executive Officer
       HAMMITT, INC.
       2101 Pacific Coast Highway
       Hermosa Beach, CA 90254

                                                        Re: HAMMITT, INC.
                                                            DOS Form 1-A
                                                            Filed August 3,
2021
                                                            File No. 367-00294

       Dear Mr. Forbes:

                                                        This is to advise you
that we do not intend to review your offering statement.

              Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

                                                        Please contact Kevin
Stertzel at (202) 551-3723 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Manufacturing